

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Ms. Churyl Kylo
President, Chief Executive Officer, and Chief Financial Officer
Forever Zen Ltd.
960 12th Street
South Lethbridge, AL Canada T1J 2S7

>   **Re: Forever Zen Ltd.**
>   **Amendment No. 1 to Form S-1**
>   **Filed March 9, 2011**
>   **File No. 333-171637**

Dear Ms. Kylo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

Our reliance on third party manufacturers could have a material effect on us, page 7

1. Please revise this risk factor to explain what you mean by the statement, "We do not intend to develop our own manufacturing capacity for the long term."

Description of Business, page 18

Our Website, page 22

2. We note your response to comment 21 of our letter dated February 4, 2011. We further note your statement in the last sentence on page 22 that you have not taken any steps to realize your intention to obtain product referrals, sponsorships, and affiliate fees from third parties. Please disclose whether you have taken any steps to realize your intention of earning revenue by selling third-party health products directly through your website.

Research and Development, page 23

3. You state that you have not spent any money on research and development. Describe how you have been able to develop your products without spending money on research and development.

Locate Suitable Manufacturing, page 24

4. You state that you plan to further pursue negotiations with manufacturers "upon the final development and commercialization of [y]our Product." Describe what must be done to finalize development and commercialization of your product. In this regard, we note your disclosure throughout the registration statement that you have three products developed and ready for sale and distribution.

5. You state that your skincare product producer, which you have not yet identified, will provide packaging, storage, and shipping service as part of your agreement. If you do not currently have these terms in place, please revise this statement to indicate that you anticipate that the skincare product producer you select will provide these services. Please also disclose your plans for production and distribution if you are unable to reach an acceptable agreement with a skincare product producer.

E-Commerce: The Online Shopping Market, page 21

6. In the first paragraph, you state that "[t]he United States represents approximately 13.5% of the entire global online market by number of users." Based on the source you cite, Internet World Stats, it appears as if all of North America, not just the United States, comprises 13.5% of the global online market by number of users. Please revise your disclosure accordingly.

Sales and Distribution Strategy, page 24

7. You state that you do not have any channels of distribution other than your internet portal. As it appears you do not currently distribute your products through the internet, please revise this statement as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Scott Doney, Cane Clark, LLP (*via facsimile at* (702) 944-7100)